Exhibit 99.1

Tucows Announces Intention to Commence Dutch Auction Tender Offer

TORONTO, November 12, 2014 — Tucows Inc. (NASDAQ:TCX, TSX:TC), a provider of network access, domain name and other Internet services, today announced it expects to commence within 30 days of this announcement a “modified Dutch auction” tender offer (the “Tender Offer”) to repurchase a number of shares of its common stock not to exceed an aggregate purchase price of $8.0 million. In accordance with rules of the Securities and Exchange Commission (“SEC”), Tucows may increase the number of shares accepted for payment in the offer by no more than 2 percent of the outstanding shares without amending or extending the tender offer. Tucows also announced that it has suspended its normal course issuer bid, which commenced in March 2014 and pursuant to which Tucows has repurchased 79,392 shares of common stock.

The Tender Offer will allow shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Tucows will select the lowest single per-share purchase price that will allow it to buy up to $8.0 million of its outstanding common stock at completion of the Tender Offer. The specified range is yet to be determined but is expected to be in the range of $16.00 to $18.00 per share. All shares purchased by the Company in the Tender Offer will be purchased at the same price and will be cancelled. The Company will not purchase stock below a shareholder’s indicated price, and in some cases, the Company may purchase shares at a price that is above a shareholder’s indicated price under the terms of the Tender Offer.

The Tender Offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to customary conditions that will be described in the Tender Offer documents. The offer to purchase and related Tender Offer documents, which will be distributed to shareholders upon commencement of the Tender Offer, will also contain tendering instructions and a complete explanation of the Tender Offer’s terms and conditions.

Neither Tucows, its board of directors nor its agents is or will be making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the Tender Offer. Shareholders must decide whether to tender their shares and, if so, how many shares to tender and at what price or prices. In doing so, shareholders should carefully evaluate all of the information in the Tender Offer documents, when available, before making any decision with respect to the Tender Offer, and should consult their own financial and tax advisors.

Rawleigh Ralls, a director of Tucows, has advised Tucows that he expects to participate in the tender offer.

The Tender Offer described in this release has not yet commenced. This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the offer to purchase and related Tender Offer documents, which are expected to be distributed to shareholders within thirty days of this announcement. Shareholders will be able to obtain copies of the offer to purchase and related Tender Offer documents when available without charge through the SEC’s website at www.sec.gov or from the Company’s website at www.tucowsinc.com. Shareholders are urged to carefully read these materials, when available, prior to making any decision with respect to the offer.

About Tucows

Tucows is a provider of network access, domain name and other Internet services. Ting (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users.  OpenSRS (http://opensrs.com) manages over thirteen million domain names and millions of value-added services through a global reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. More information can be found on Tucows’ corporate website (http://tucows.com).

This release includes forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995 including statements regarding our expectations regarding our expected Tender Offer and the related terms and conditions of the Tender Offer. These statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual events to differ materially from those described in the forward-looking statements.  Information about other potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the SEC. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements are based on information available to Tucows as of the date they are made.  Tucows assumes no obligation to update any forward-looking statements, except as may be required by law.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:

Lawrence Chamberlain

TMX Equicom

(416) 815-0700 ext. 257

lchamberlain@tmxequicom.com